Exhibit 99.10

SUPPLEMENTAL CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

COASTAL CONTACTS INC.

July 31, 2012

(Stated in Canadian Dollars)

(Unaudited)

COASTAL CONTACTS INC.

AMENDED CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (unaudited)

(Stated in Thousands of Canadian Dollars)

		July 31,	October 31,	November 1,
	Notes	2012	2011	2010
			(Note 15)	(Note 15)
ASSETS
Current assets
Cash and cash equivalents	5	$15,403	$16,864	$18,266
Trade and other receivables	6	8,059	6,013	9,070
Inventory		21,510	26,228	17,536
Prepaid expenses		3,391	3,125	3,109
Income tax receivable		—	79	—
Total current assets		48,363	52,309	47,981
Non-current assets
Deferred tax asset		85	97	97
Property, equipment and leasehold improvements		8,844	8,960	4,160
Intangible assets		10,928	10,882	10,306
Goodwill		8,177	8,518	7,715
Total non-current assets		28,034	28,457	22,278
TOTAL ASSETS		$76,397	$80,766	$70,259

LIABILITIES AND EQUITY
Current liabilities
Trade and other payables		$33,107	$36,098	$26,348
Provisions		1,063	1,057	664
Income taxes payable		519	—	44
Finance lease obligation		2,252	2,646	811
Operating line of credit	7	3,799	—	—
Other current liabilities		252	280	88
Total current liabilities		40,992	40,081	27,955
Non-current liabilities
Other long-term liabilities		723	859	425
Finance lease obligation		490	1,911	2,508
Long-term operating line of credit	7	—	1,500	—
Deferred tax liability		2,992	3,306	3,359
Total non-current liabilities		4,205	7,576	6,292
Total liabilities		45,197	47,657	34,247

Equity
Share capital
Authorized:
Unlimited common shares without par value
Unlimited Class A preferred shares without par value
Issued and outstanding:
28,355,745 common shares [2011- 28,110,579]	2 e	41,368	40,667	39,176
Share-based payments reserve		3,468	2,934	2,610
Accumulated other comprehensive earnings (loss)		(473)	372	—
Deficit		(13,163)	(10,864)	(5,774)
Total Equity		31,200	33,109	36,012
TOTAL LIABILITIES AND EQUITY		$76,397	$80,766	$70,259

Contingencies (Note 13)

Subsequent events (Note 14)

See accompanying notes to the condensed consolidated financial statements

On behalf of the Board:

“Roger Hardy”	“Jeffrey Mason”
Roger V. Hardy, Director	Jeffrey R. Mason, Director

COASTAL CONTACTS INC.

AMENDED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS (unaudited)

(Stated in Thousands of Canadian Dollars, except per share amounts)

		Three months ended July 31		Nine months ended July 31
	Notes	2012	2011	2012	2011
			(Note 15)		(Note 15)

Sales		$50,324	$49,589	$145,385	$134,036
Cost of sales		28,898	28,482	84,130	77,291
Gross profit		21,426	21,107	61,255	56,745

Fulfillment		5,090	4,666	13,964	13,066
Selling and marketing		12,180	12,582	33,483	31,978
General and administration		5,227	5,221	14,919	15,757
Results from operating activities		(1,071)	(1,362)	(1,111)	(4,056)

Financing costs (income)		848	(261)	917	(119)

Loss before income taxes		(1,919)	(1,101)	(2,028)	(3,937)

Income tax expense (recovery) - current		(43)	406	527	643
Income tax recovery - deferred		(15)	(22)	(256)	(781)
Net income tax expense (recovery)		(58)	384	271	(138)

Net loss for the period		(1,861)	(1,485)	(2,299)	(3,799)

Other comprehensive loss
Foreign currency translation differences		(33)	(624)	(845)	(125)
Total comprehensive loss for the period		$(1,894)	$(2,109)	$(3,144)	$(3,924)

Basic and diluted loss per share	11	$(0.07)	$(0.06)	$(0.08)	$(0.14)

Weighted average number of common shares outstanding - basic and diluted	11	28,335,556	27,704,882	28,226,417	27,663,191

See accompanying notes to the condensed consolidated financial statements

COASTAL CONTACTS INC.

AMENDED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (unaudited)

(Stated in Thousands of Canadian Dollars)

	Nine months ended July 31
	2012	2011
		(Note 15)
Operating activities
Net loss for the period	$(2,299)	$(3,799)
Adjustments for:
Depreciation and amortization	2,190	2,006
Share-based payments expense	747	600
Deferred income taxes recovery	(256)	(70)
Amortization of lease inducement	(72)	331
Unrealized foreign exchange gain	(46)	—
Interest expense, net	334	229
Changes in non-cash operating working capital	461	1,551
Income tax recovered (paid)	(82)	534
Net cash provided from operating activities	977	1,382

Financing activities
Proceeds from share options exercised	488	661
Common shares purchased for cancellation	—	(3,011)
Increase in operating line of credit	2,299	1,500
Decrease in finance lease obligation	(2,491)	(653)
Interest received	59	—
Interest paid	(396)	(229)
Net cash used in financing activities	(41)	(1,732)

Investing activities
Acquisition of property, equipment and leasehold improvements	(1,113)	(2,578)
Acquisition of intangible assets	(1,160)	(1,189)
Disposition of property and equipment	—	343
Net cash used in investing activities	(2,273)	(3,424)

Effect of exchange rate changes on cash and cash equivalents	(124)	(285)

Decrease in cash and cash equivalents, in the period	(1,461)	(4,059)
Cash and cash equivalents, beginning of period	16,864	18,266
Cash and cash equivalents, end of period	$15,403	$14,207

Supplemental disclosure of cash flow information:

Non-cash financing activities:
Assets acquired under finance lease	$677	$2,035

See accompanying notes to the condensed consolidated financial statements

COASTAL CONTACTS INC.

AMENDED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (unaudited)

(Stated in Thousands of Canadian Dollars, except Number of Common Shares)

	Number of Common Shares	Share Capital	Share-based payments reserve	Accumulated Other Comprehensive Earnings (Loss)	Deficit	Total Equity
	(Note 2e)
Balance at November 1, 2010	27,698,086	$39,176	$2,610	$—	$(5,774)	$36,012
Net loss	—	—	—	—	(3,799)	(3,799)
Other comprehensive loss	—	—	—	(125)	—	(125)
Share based payments expense	—	—	600	—	—	600
Issue of shares on exercise of share options	340,000	661	—	—	—	661
Purchase and cancellation of shares	(198,850)	(301)	—	—	(387)	(688)
Reclassification of grant date fair value on exercise of share options	—	281	(281)	—	—	—
Balance at July 31, 2011	27,839,236	$39,817	$2,929	$(125)	$(9,960)	$32,661

Balance at October 31, 2011	28,110,579	$40,667	$2,934	$372	$(10,864)	$33,109
Net loss	—	—	—	—	(2,299)	(2,299)
Other comprehensive loss	—	—	—	(845)	—	(845)
Share based payments expense	—	—	747	—	—	747
Issue of shares on exercise of share options	245,166	488	—	—	—	488
Reclassification of grant date fair value on exercise of share options	—	213	(213)	—	—	—
Balance at July 31, 2012	28,355,745	$41,368	$3,468	$(473)	$(13,163)	$31,200

See accompanying notes to the condensed consolidated financial statements

COASTAL CONTACTS INC.

NOTES TO THE AMENDED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (unaudited)

Three and nine months ended July 31, 2012 and 2011

(Tabular amounts expressed in thousands of Canadian Dollars, unless otherwise noted)

1. NATURE OF BUSINESS AND CONTINUING OPERATIONS

Coastal Contacts Inc. (“Coastal”) is a global electronic retailer of contact lenses, eyeglasses and related vision care products sold primarily through its internet sites. Coastal has customers in North America, Europe and the Asia Pacific region.

The head office along with the registered and records office of Coastal is located at 19th Floor, 885 West Georgia Street, Vancouver, BC Canada V6C 3H4.

2. BASIS OF PREPARATION

a)              Statement of Compliance

Coastal’s condensed consolidated interim financial statements were prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), and its interpretations.  These financial statements were prepared in accordance with IAS 34, Interim Financial Reporting (“IAS 34”) and with IFRS 1, First-time Adoption of International Financial Reporting Standards, (“IFRS 1”).  Accordingly, these condensed consolidated interim financial statements do not include all of the information and notes required by IFRS for complete financial statements for year-end reporting purposes. Results for the period ended July 31, 2012, are not necessarily indicative of future results.

Coastal’s consolidated financial statements were previously prepared in accordance with Canadian Generally Accepted Accounting Principles (“CGAAP”). CGAAP differs in some areas from IFRS. In preparing these financial statements, management has amended certain accounting, valuation and consolidation methods previously applied in the CGAAP financial statements to comply with IFRS. Note 15 contains reconciliations and descriptions of the effect of the transition from CGAAP to IFRS on equity as at November 30, 2010, July 31, 2011 and October 31, 2011 and the statement of comprehensive loss for the three and nine months ended July 31, 2011 and for the year ended October 31, 2011.

IFRS 1 requires first-time adopters to retrospectively apply all currently effective IFRS standards as of the Company’s transition date to IFRS, subject to certain optional exemptions and certain mandatory exceptions to full retrospective application for first time IFRS adopters.

These condensed consolidated interim financial statements were approved by the Board of Directors and authorized for issue on October 10, 2012.

b)              Basis of Measurement

These condensed consolidated interim financial statements have been prepared on the historical cost basis.  In addition, these condensed consolidated interim financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

COASTAL CONTACTS INC.

NOTES TO THE AMENDED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (unaudited)

Three and nine months ended July 31, 2012 and 2011

(Tabular amounts expressed in thousands of Canadian Dollars, unless otherwise noted)

2. BASIS OF PREPARATION (Continued)

c)              Basis of Consolidation

These condensed consolidated interim financial statements include the accounts of Coastal and its wholly-owned subsidiaries. Inter-company balances and transactions are eliminated upon consolidation.

Control exists where the parent entity has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. Subsidiaries are included in the consolidated financial report from the date control commences until the date control ceases.

d)              Use of Estimates and Judgments

The preparation of Coastal’s condensed consolidated interim financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities and contingent liabilities at the period end date and reported amounts of revenues and expenses during the reporting period. Estimates and assumptions are continuously evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. However, actual outcomes can differ from these estimates. The areas of estimation and judgment that management considers most significant include but are not limited to the following:

i)                 Estimated useful life of assets:  In determining the useful life of assets, management reviews historical useful lives of similar assets or consults with asset vendors.  Management performs annual reviews for factors that change the initial estimate of an asset’s useful life.  Where it is determined that the useful life is shorter than initially estimated, the amortization or depreciation rate is adjusted to reflect the change. If the useful life turns out to be longer than initially estimated, no adjustment is made.

ii)              Inventory obsolescence provision:  In determining the lower of cost and net realizable value of inventory and in establishing the appropriate impairment amount for inventory obsolescence, management estimates the likelihood that inventory carrying values will be affected by changes in market pricing or demand for the products which could make inventory on hand obsolete or recoverable at less than the recorded value. Management performs regular reviews to assess the impact of changes in sales trends and other changes on the carrying value of inventory. Where it is determined that such changes have occurred and will have an impact on the value of inventory on hand, appropriate adjustments are made. If there is a subsequent increase in the value of inventory on hand, reversals of previous write-downs to net realizable value are made. Unforeseen changes in these factors could result in additional inventory provisions, or reversals of previous provisions, being required.

e)              Consolidation of Common Shares

On September 5, 2012, Coastal’s common shares were consolidated on the basis of two current common shares for one new common share.  All references to common shares outstanding, average number of common shares outstanding, per share amounts and options in these financial statements and notes thereto have been restated to reflect the common share consolidation on a retroactive basis.

COASTAL CONTACTS INC.

NOTES TO THE AMENDED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (unaudited)

Three and nine months ended July 31, 2012 and 2011

(Tabular amounts expressed in thousands of Canadian Dollars, unless otherwise noted)

3. SIGNIFICANT ACCOUNTING POLICIES:

The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements.

Business Combinations

Business combinations are accounted for by applying the purchase method of accounting, whereby the purchase consideration is allocated to the identifiable assets, liabilities and contingent liabilities (identifiable net assets) on the basis of fair value at the date of acquisition.  Intangible assets that are able to be reliably valued are recognized in the assessment of fair values on acquisition. Other intangible assets, for which values cannot be reliably determined, are not recognized.

Transaction costs, other than those associated with the issue of debt or equity securities, that Coastal incurs in connection with a business combination are expensed as incurred.

Revenue recognition

Revenue from product sales is recognized when the product has been shipped to the customer, as it is probable that the economic benefits will flow to Coastal and revenue can be reliably measured. Revenue is measured at the fair value of the consideration received, excluding discounts and sales taxes or duty.  A provision is made for product returns and doubtful accounts receivable. Deferred revenue includes revenue collected in advance of the product being shipped to the customer.

Foreign currency translation

The presentation currency of Coastal is the Canadian dollar. The functional currency of the parent entity is the Canadian dollar.  Items included in the financial statements of each of Coastal’s subsidiaries are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”).  Monetary assets and liabilities denominated in currencies other than the functional currency are translated into the functional currency at the exchange rate prevailing at the balance sheet date. Revenues and expenses denominated in currencies other than the functional currency are translated at the rate prevailing on the transaction date. Foreign currency translation gains or losses are recorded in income in the period in which they occur.

Assets and liabilities of its subsidiaries with functional currencies other than the Canadian dollar are translated into Canadian dollars at the rates of exchange at the balance sheet date; income and expenses are translated at the average rates of exchange prevailing during the period. The resultant translation adjustments are presented within shareholders’ equity in accumulated other comprehensive income as foreign currency translation reserve.

Cash and cash equivalents

Cash and cash equivalents consists of cash on hand, bank balances, and investments with maturities from the date of acquisition of three months or less.

COASTAL CONTACTS INC.

NOTES TO THE AMENDED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (unaudited)

Three and nine months ended July 31, 2012 and 2011

(Tabular amounts expressed in thousands of Canadian Dollars, unless otherwise noted)

3. SIGNIFICANT ACCOUNTING POLICIES (Continued)

Inventory

Inventory is valued at the lower of cost and net realizable value, where cost is determined on a first in, first out basis. Net realizable value represents estimated selling prices in the ordinary course of business less any further costs expected to be incurred to completion and disposal.

Property, equipment and leasehold improvements

Property, equipment and leasehold improvements are recorded at cost less accumulated depreciation. Estimates of residual values and useful lives are reviewed annually and, if necessary, changes are accounted for prospectively. Depreciation commences on the date the asset is available for use, as intended by management. Depreciation is calculated over the estimated useful life of the assets at the following rates:

Computer hardware	30% declining balance
Furniture, fixtures and equipment	10% - 20% declining balance
Leasehold improvements	lesser of useful life or initial lease term

Intangible assets

Finite life intangible assets are recorded at cost less accumulated amortization. Amortization is calculated over the estimated useful life of the assets at the following rates:

Computer software	100% declining balance
Customized ERP software	5 years straight-line
Customer lists	5 years straight-line
Website development	5 years straight-line

The useful lives of Coastal’s identifiable intangible assets are reviewed annually.  In relation to acquired intangible assets, Coastal applies management judgment to determine the amortization period based on the expected useful lives of the respective assets. Coastal also applies management judgment to assess annually the indefinite useful life assumption applied to certain acquired intangible assets.

Trade names are considered to have an indefinite life and are not amortized. Their values are reviewed for possible impairments annually or more frequently if events or changes in circumstances indicate possible impairment, based on the recoverable amount of the asset or cash-generating unit to which it relates.

Goodwill

Goodwill arises upon the acquisition of subsidiaries and represents the excess of the purchase price over the fair value of the identifiable net assets acquired. Goodwill is not amortized and is reviewed for possible impairment annually or more frequently if events or changes in circumstances indicate possible impairment, based on the recoverable amount of the cash-generating unit to which the goodwill relates.

COASTAL CONTACTS INC.

NOTES TO THE AMENDED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (unaudited)

Three and nine months ended July 31, 2012 and 2011

(Tabular amounts expressed in thousands of Canadian Dollars, unless otherwise noted)

3. SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income taxes

Income taxes are accounted for using the liability method of tax allocation. Under this method deferred income tax assets and liabilities are recognized for the tax consequences of temporary differences by applying substantively enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities.

The effect on deferred taxes for a change in tax rates is generally recognized in income in the period that includes the substantive enactment. In addition, deferred tax assets are recognized to the extent their realization is more likely than not.

The carrying amount of deferred income tax assets is reviewed at each statement of financial position date and is adjusted to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the asset to be utilized. To the extent that an asset not previously recognized fulfils the criteria for recognition, a deferred income tax asset is recorded.

Deferred tax is measured on an undiscounted basis using the tax rates that are expected to apply in the period when the liability is settled or the asset is realized, based on tax rates and tax laws enacted or substantially enacted at the statement of financial position date. Deferred income tax assets and liabilities are offset when they relate to income taxes levied by the same taxation authority and Coastal intends to settle its current tax assets and liabilities on a net basis.  Current and deferred tax relating to items recognized directly in equity is recognized in equity and not in the income statement.

The determination of income taxes requires the use of judgment and estimates.  If certain judgments or estimates prove to be inaccurate, or if certain tax rates or laws change, Coastal’s results of operations and financial position could be materially impacted.

Share-based payments

Coastal grants share-based awards, including options, as an element of compensation to directors, officers, employees and service providers.  Details of Coastal’s share purchase option plan are disclosed in Note 8 below.

Coastal uses the Black-Scholes option pricing model to measure the fair value for all share options granted, modified or settled during the period. Compensation expense is recorded based on the fair value of the award at the grant date, amortized over the vesting period including an estimated forfeiture rate based on historical data.  Actual forfeitures are adjusted as they occur. Each reporting date prior to vesting, the cumulative expense representing the extent to which the vesting period has expired and management’s best estimate of the awards that are ultimately expected to vest is computed. The movement in cumulative expense is recognised in the statement of comprehensive earnings with a corresponding entry within equity, against share based compensation reserve. No expense is recognised for awards that do not ultimately vest. When options are exercised, the proceeds received, together with any related amount in contributed surplus, are credited to share capital.

COASTAL CONTACTS INC.

NOTES TO THE AMENDED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (unaudited)

Three and nine months ended July 31, 2012 and 2011

(Tabular amounts expressed in thousands of Canadian Dollars, unless otherwise noted)

3. SIGNIFICANT ACCOUNTING POLICIES (Continued)

Earnings per share

Coastal calculates basic earnings per share using the weighted average number of common shares outstanding during the period. Diluted earnings per share are calculated by the treasury share method. Under the treasury share method, the weighted average number of common shares outstanding for the calculation of diluted earnings per share assumes that the proceeds to be received on the exercise of dilutive share options and warrants are applied to repurchase common shares at the average market price for the period. Share options and warrants are dilutive when Coastal has earnings from continuing operations and when the average market price of the common shares during the period exceeds the exercise price of the options and warrants.

Impairment of non-current assets

At each reporting date, Coastal reviews its non-current assets to determine whether there are any indications of impairment. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment, if any.

Where the asset does not generate cash flows that are independent of other assets, Coastal estimates the recoverable amount of the cash generating unit (“CGU”) to which the asset belongs. Coastal has determined that it has two CGU’s comprised of the Canadian operation which manage the websites and orders for the following countries: New Zealand, USA, Japan, Australia and the United Kingdom and the Swedish operation which manages the websites and sales of all the European branches. The recoverable amount is determined as the higher of fair value less direct costs to sell and the asset’s value in use. In assessing value in use, the estimated future cash flows are discounted to their present value. The pre-tax discount rate applied to the estimated future cash flows reflects current market assessments of the time value of money and the risks specific to the asset for which the future cash flow estimates have not been adjusted.

If the carrying amount of an asset or CGU exceeds its recoverable amount, the carrying amount of the asset or CGU is reduced to its recoverable amount. An impairment loss is recognized as an expense in the statement of comprehensive earnings.  Non-financial assets that have been impaired are tested for possible reversal of the impairment whenever events or changes in circumstance indicate that the impairment may have reversed. Where impairment subsequently reverses, the carrying amount of the asset or CGU is increased to the revised estimate of its recoverable amount, but only so that the increased carrying amount does not exceed the carrying amount that would have been determined (net of amortization) had no impairment loss been recognized for the asset or CGU in prior years. A reversal of impairment is recognized as a gain in the statement of comprehensive income.

Financial instruments

Coastal’s financial instruments consist of cash and cash equivalents, including restricted cash, accounts receivable, accounts payable and accrued liabilities.

COASTAL CONTACTS INC.

NOTES TO THE AMENDED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (unaudited)

Three and nine months ended July 31, 2012 and 2011

(Tabular amounts expressed in thousands of Canadian Dollars, unless otherwise noted)

3. SIGNIFICANT ACCOUNTING POLICIES (Continued)

All financial assets and liabilities are recognized when Coastal becomes a party to the contract creating the item. On initial recognition financial instruments are measured at fair value, which includes transaction costs. Measurement in subsequent periods depends on whether the financial instrument has been classified as “fair-value-through-profit and loss”, “available-for-sale”, “held-to-maturity”, “loans and receivables”, or “financial liabilities”. The classification depends on the nature and purpose of the financial instrument and is determined at the time of initial recognition.

Financial assets classified as “loans and receivables” and “financial liabilities” are measured at amortized cost.

Cash and cash equivalents are designated as “loans and receivables” and are measured at fair value.  Receivables are designated as “loans and receivables”.  Accounts payable and accrued liabilities, taxes payable and finance lease obligations are designated as “financial liabilities”.

Impairment and uncollectibility of financial assets

An assessment is made at each statement of financial position date to determine whether there is objective evidence that a financial asset or group of financial assets, other than those at fair-value-through-profit and loss may be impaired.  If such evidence exists, the estimated recoverable amount of the asset is determined and an impairment loss is recognized for the difference between the recoverable amount and the carrying amount as follows: the carrying amount of the asset is reduced to its discounted estimated recoverable amount, either directly or through the use of an allowance account and the resulting loss is recognized in profit or loss for the year. When an available-for-sale financial asset is considered to be impaired, cumulative gains or losses previously recognized in other comprehensive income are reclassified to profit or loss.

With the exception of available-for-sale equity instruments, if, in a subsequent period, the amount of the impairment loss decreases, the previously recognized impairment loss is reversed through profit or loss to the extent that the carrying amount of the investment at the date the impairment is reversed does not exceed what the amortized cost would have been had the impairment not been recognized. In respect of available-for-sale equity securities, impairment losses previously recognized in profit or loss are not reversed through profit or loss. Any increase in fair value subsequent to an impairment loss is recognized in other comprehensive income.

Leases

Leasing contracts are classified as either financing or operating leases.  Where the contracts are classified as operating leases, rental payments are included in the statement of comprehensive earnings on a straight-line basis over the lease term.  Operating lease inducements are recognized as a liability when received and subsequently reduced by allocating lease payments between rental expense and reduction of the liability. A lease is classified as a finance lease if it transfers substantially all the risks and rewards of ownership of the leased asset. The asset and liability associated with the finance lease are recorded at the lower of the fair value of the leased asset or the estimated present value of the minimum lease payments, net of executor costs.

COASTAL CONTACTS INC.

NOTES TO THE AMENDED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (unaudited)

Three and nine months ended July 31, 2012 and 2011

(Tabular amounts expressed in thousands of Canadian Dollars, unless otherwise noted)

4.  NEW STANDARDS AND INTERPRETATIONS NOT YET ADOPTED

A number of new standards, and amendments to standards and interpretations, are not yet effective for the fiscal year ended October 31, 2012, and have not been applied in preparing these condensed consolidated interim financial statements. Those that are expected to have a significant effect on the consolidated financial statements of Coastal are discussed below.

Leases

As part of their global conversion project, the IASB and the U.S. Financial Accounting Standards Board (“FASB”) issued in 2010 a joint Exposure Draft proposing that lessees would be required to recognize all leases on the statement of financial position. The IASB and FASB currently expect to issue a re-exposed draft in 2012.

Accounting standards effective January 1, 2013

The following standards have an effective date of January 1, 2013 with early adoption permitted under certain circumstances. Coastal intends to adopt these standards in its financial statements for the annual period beginning on November 1, 2013 and is currently evaluating the impact the standards are expected to have on its consolidated financial statements.

a)              Presentation of Financial Statements

Amendments to IAS 1, Presentation of Financial Statements retain the option to present profit or loss and other comprehensive income in either a single statement or in two separate but consecutive statements. However, the amendments to IAS 1 require additional disclosures to be made in the other comprehensive income section such that items of other comprehensive income are grouped into two categories: (a) items that will not be reclassified subsequently to profit or loss; and (b) items that will be reclassified subsequently to profit or loss when specific conditions are met. Income tax on items of other comprehensive income is required to be allocated on the same basis.

b)              Consolidation Accounting

On May 12, 2011 the IASB issued IFRS 10, Consolidated Financial Statements which replaces IAS 27, Consolidated and Separate Financial Statements and SIC-12, Consolidation — Special Purpose Entities with a single model to be applied in the control analysis for all investees. The IASB revisited the definition of “control,” which is a criterion for consolidation accounting. The impact of applying consolidation accounting or the equity method of accounting under this new standard is not expected to result in any change to Coastal’s consolidated financial statements, but is expected to result in certain presentation related changes.

COASTAL CONTACTS INC.

NOTES TO THE AMENDED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (unaudited)

Three and nine months ended July 31, 2012 and 2011

(Tabular amounts expressed in thousands of Canadian Dollars, unless otherwise noted)

4.  NEW STANDARDS AND INTERPRETATIONS NOT YET ADOPTED (Continued)

c)              Fair Value Measurement

IFRS 13, Fair Value Measurement establishes a single framework for measuring fair value where it is required by other standards. IFRS 13 applies to all transactions (whether financial or non-financial) for which IFRSs require or permit fair value measurements, with the exception of share-based payment transactions accounted for under IFRS 2, Share-based Payment and leasing transactions within the scope of IAS 12, Leases, and measurements that have some similarities to fair value but are not fair value such as net realisable value under IAS 2, Inventories or value in use under IAS 36, Impairment of assets. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e. an exit price).

Accounting standards effective January 1, 2015:

a)              Financial Instruments

IFRS 9, Financial Instruments was issued in November 2009 and covers the classification and measurement of financial assets as part of its project to replace IAS 39, Financial Instruments: Recognition and Measurement. In October 2010, the requirements for classifying and measuring financial liabilities were added to IFRS 9. Under this guidance, entities have the option to recognize financial liabilities at fair value through earnings. If this option is elected, entities would be required to reverse the portion of the fair value change due to own credit risk out of earnings and recognize the change in other comprehensive income.

This standard has an effective date of January 1, 2015 with early adoption permitted under certain circumstances. Coastal intends to adopt these standards in its financial statements for the annual period beginning on November 1, 2015 and is currently evaluating the impact the standards are expected to have on its consolidated financial statements.

5. CASH AND CASH EQUIVALENTS

Coastal has the Canadian dollar equivalent of $1.4 million which is restricted as security for certain valued added tax payments and retainers for professional services.

6. RELATED PARTY BALANCES AND TRANSACTIONS

	2012	2011

Promissory notes receivable	$203	$211

Included in other receivables are three promissory notes outstanding, due from Coastal employees totaling $0.2 million, of which $0.05 million was accumulated interest. These loans are payable on demand and bear interest at a rate of 5% per annum and the debtors are personally liable for the amounts owed.  Coastal did not have any loans outstanding from its Chief Executive Officer, its Chief Financial Officer or any of its directors at July 31, 2012 and October 31, 2011.

COASTAL CONTACTS INC.

NOTES TO THE AMENDED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (unaudited)

Three and nine months ended July 31, 2012 and 2011

(Tabular amounts expressed in thousands of Canadian Dollars, unless otherwise noted)

7. OPERATING LINE OF CREDIT

Coastal has an operating line of credit, secured with a General Security Agreement over all assets, totaling $6.0 million with interest payable at the lender’s prime rate plus 2.0%.  The balance is due for repayment on March 31, 2013.  As at July 31, 2012, $3.8 million (2011 — $1.5 million) was outstanding on this line of credit.  This operating line of credit was subsequently repaid on August 2, 2012 (note 14).

8. SHARE-BASED PAYMENTS

Coastal’s shareholders adopted a share option plan (the “Option Plan”), for its directors, officers, employees and service providers. The Option Plan provides that options to purchase common shares may be granted to eligible persons on terms determined within the limitations set out in the Option Plan.  The maximum number of common shares to be reserved for issuance at any one time under the Option Plan and any other employee incentive plan is 10% of the then issued and outstanding common shares. The exercise price for a share purchase option granted under the Option Plan may not be less than that permitted by applicable regulatory authorities. Options granted may be subject to vesting requirements. Non-assignable options will be granted for a period which may not exceed five years from the date of the grant and will expire within 90 days upon the participant ceasing to be a director, officer, employee, or service provider. The Option Plan is administered by Coastal’s Compensation and Corporate Governance Committee. The options have terms ranging from one to five years and generally vest over periods of up to 36 months.

Share purchase option activity for the nine months ended July 31, 2012:

	Number of Options	Exercise Price $
Outstanding at October 31, 2010	2,374,000	1.60 - 2.98
Granted	807,500	3.24 - 5.60
Exercised	(585,750)	1.60 - 3.24
Expired	—	—
Cancelled/Forfeited	(160,000)	1.60 - 3.24
Outstanding at October 31, 2011	2,435,750	1.60 - 5.60
Granted	482,000	5.24 - 5.78
Exercised	(245,167)	1.74 - 5.24
Expired	(2,000)	2.18
Cancelled/Forfeited	(102,750)	2.84 - 5.34
Outstanding at July 31, 2012	2,567,833	1.60 - 5.78

COASTAL CONTACTS INC.

NOTES TO THE AMENDED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (unaudited)

Three and nine months ended July 31, 2012 and 2011

(Tabular amounts expressed in thousands of Canadian Dollars, unless otherwise noted)

8. SHARE-BASED PAYMENTS (Continued)

The following table summarizes information about Coastal’s share purchase options outstanding as at July 31, 2012:

	Share purchase options Outstanding			Share purchase options Exercisable
Range of exercise price $	Number of common shares issuable	Weighted average remaining contractual life (years)	Weighted average exercise price $	Number of common shares issuable	Weighted average exercise price $
1.60 - 1.98	400,000	2.94	1.64	400,000	1.64
2.00 - 2.28	367,500	1.10	2.18	367,500	2.18
2.30 - 3.24	985,000	6.10	2.98	600,000	2.98
3.26 - 5.78	815,333	8.52	4.74	208,000	5.46
	2,567,833	5.66	3.42	1,575,500	4.56

The weighted average fair value of options granted during the nine month period ended July 31, 2012 was $1.93 (July 31, 2011 — $1.55) per option based on the Black-Scholes option pricing model using weighted average assumptions, as described below.

	2012	2011
Dividend yield	0%	0%
Expected volatility	44.8%	47.9%
Risk free interest rate	1.1%	2.0%
Expected lives	3.76 years	3.50 years

The volatility measured at the standard deviation of continuously compounded share returns is based on statistical analysis of weekly share prices over the last three and a half years.

9. EMPLOYEE SHARE OWNERSHIP PLAN

Coastal offers certain employees the opportunity to participate in an employee share ownership plan (“ESOP”) whereby Coastal matches dollar contributions made by employees. The contributions are limited to 8% of gross salary and a maximum of $7,500 per participant per year. The contributions are used to purchase voting shares of Coastal through the open market. Approximately one half of our employees are eligible to participate in the ESOP.

Coastal’s share of contribution made during the nine month period ended July 31, 2012 totaled $0.5 million (July 31, 2011: $0.4 million).

COASTAL CONTACTS INC.

NOTES TO THE AMENDED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (unaudited)

Three and nine months ended July 31, 2012 and 2011

(Tabular amounts expressed in thousands of Canadian Dollars, unless otherwise noted)

10. EXPENSES BY NATURE

	Three month period ending July 31,		Nine month period ending July 31,
	2012	2011	2012	2011
Changes in inventories of finished goods and raw materials	$24,958	$24,302	$72,407	$67,869
Employee expenses	9,876	8,972	28,026	24,844
Depreciation and amortization	752	747	2,190	2,006
Advertising	7,414	8,163	18,717	19,654
Other expenses	8,395	8,767	25,156	23,719
Total cost of sales, fulfillment, selling and marketing and general and administration expenses	$51,395	$50,951	$146,496	$138,092

	Three month period ending July 31,		Nine month period ending July 31,
Employee expenses	2012	2011	2012	2011
Wages and salaries	$8,688	$8,183	$24,905	$22,245
Share-based payments expense	171	240	747	600
Other benefits	1,017	549	2,374	1,999
Total employee expenses	$9,876	$8,972	$28,026	$24,844

11. EARNINGS PER SHARE

Diluted loss per share is calculated by adjusting the weighted average number of ordinary shares outstanding to assume exercise of any dilutive share purchase options into ordinary common shares. There were no adjustments included in the calculation as all options convertible during the nine month period ended July 31, 2012, into 1,003,965 (July 31, 2011 - 908,978) shares are anti-dilutive, resulting in reducing the calculated diluted loss per share.

12. SEGMENTED INFORMATION

Coastal sells contact lenses, glasses, related vision care products and ships products from North America, Europe and Australia.

Geographical sales information is based on the location of the customers in which Coastal sells its products.  Intercompany sales have been excluded.  Certain comparative figures have been adjusted to reflect this reporting.

COASTAL CONTACTS INC.

NOTES TO THE AMENDED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (unaudited)

Three and nine months ended July 31, 2012 and 2011

(Tabular amounts expressed in thousands of Canadian Dollars, unless otherwise noted)

12. SEGMENTED INFORMATION (Continued)

By Region	Canada	Sweden	USA	Norway	Other	Total

Sales
Three months ended July 31, 2012	$15,659	$9,297	$8,216	$4,744	$12,408	$50,324
Three months ended July 31, 2011	15,148	9,531	6,621	5,070	13,219	49,589

Nine months ended July 31, 2012	44,803	26,284	22,105	13,715	38,478	145,385
Nine months ended July 31, 2011	36,499	25,455	20,158	14,164	37,760	134,036

Non-current assets
As at July 31, 2012	10,632	10,032	668	—	6,702	28,034
As at October 31, 2011	$10,767	$10,023	$724	$—	$6,943	$28,457

By Product Type	Contact Lenses	Glasses	Total

Three months ended July 31, 2012
Sales	$38,783	$11,541	$50,324
Gross Profit	15,900	5,526	21,426
Gross Profit %	41%	48%	43%

Three months ended July 31, 2011
Sales	37,646	11,943	49,589
Gross Profit	15,675	5,432	21,107
Gross Profit %	42%	45%	43%

Nine months ended July 31, 2012
Sales	111,349	34,036	145,385
Gross Profit	46,340	14,915	61,255
Gross Profit %	42%	44%	42%

Nine months ended July 31, 2011
Sales	105,730	28,306	134,036
Gross Profit	$43,687	$13,058	$56,745
Gross Profit %	41%	46%	42%

COASTAL CONTACTS INC.

NOTES TO THE AMENDED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (unaudited)

Three and nine months ended July 31, 2012 and 2011

(Tabular amounts expressed in thousands of Canadian Dollars, unless otherwise noted)

13. CONTINGENCIES

Coastal is engaged in certain legal actions in the ordinary course of our business and believes that the ultimate outcome of these actions will not have a material adverse effect on our operating results, liquidity or financial position.

Coastal is a party to a variety of agreements in the ordinary course of business under which it may be obligated to indemnify a third party with respect to certain matters. The impact on Coastal’s future financial results is not subject to reasonable estimation because considerable uncertainty exists as to whether claims will be made and the final outcome of potential claims, if any. To date, Coastal has not incurred material costs related to indemnifications.

14. SUBSEQUENT EVENTS

On August 2, 2012, the operating line of credit described in note 7 was repaid and replaced with an Asset Based Lending facility on August 3, 2012.  Coastal may borrow up to $10 million based on the valuation of certain inventory and accounts receivables.  The interest on the loan is the bank’s prime rate plus 0.25% and is repayable on August 3, 2015.

On August 21, 2012, $2.2 million of the finance lease obligation was repaid and the leased assets were repurchased by Coastal.

15. TRANSITION TO INTERNATIONAL FINANCIAL REPORTING STANDARDS

As described in Note 2, these consolidated interim financial statements were prepared in accordance with IAS 34.  The accounting policies described in Note 3 have been applied in preparing the consolidated interim financial statements for the three and nine months ended July 31, 2012, the comparative information presented in these interim financial statements for the three and nine months ended July 31, 2011 and in the preparation of consolidated statements of financial position as at November 1, 2010, July 31, 2011 and October 31, 2011.  November 1, 2010 was Coastal’s date of transition to IFRS (the “date of transition”)

In preparing its consolidated statements of financial position in accordance with IFRS, Coastal has adjusted amounts previously reported in financial statements prepared in accordance with CGAAP. An explanation of how the transition from previous CGAAP to IFRS has affected Coastal’s financial position, financial performance and cash flows is set out in the following tables and the notes that accompany the tables.

Reconciliation of equity and comprehensive earnings as previously reported under CGAAP to IFRS

IFRS 1 requires an entity to provide a reconciliation of equity, loss and comprehensive earnings (loss) for comparative periods reported under previous GAAP.  The following tables and notes provide such reconciliation and provide details on the impact of adoption of IFRS on amounts previously reported by Coastal under CGAAP.

COASTAL CONTACTS INC.

NOTES TO THE AMENDED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (unaudited)

Three and nine months ended July 31, 2012 and 2011

(Tabular amounts expressed in thousands of Canadian Dollars, unless otherwise noted)

15. TRANSITION TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (Continued)

Transition date exemptions

IFRS 1 sets forth guidance for the initial adoption of IFRS.  Under IFRS 1, the standards are applied retrospectively at the transition date with all adjustments to assets and liabilities recognized in deficit, unless certain exemptions are applied.

The following are the optional exemptions available under IFRS 1 that Coastal has elected to apply to its opening statement of financial position as at November 1, 2010:

Business Combinations — IFRS 1 permits the first-time adopter to not apply IFRS 3, Business Combinations retrospectively to business combinations that occurred before the transition date. The use of this IFRS 1 exemption does not preclude a review of the terms of past acquisitions to identify any assets or liabilities that would need to be recognized or derecognized under IFRS. The exemption also applies to transactions which were accounted for as asset acquisitions under CGAAP but which meet the definition of a business under IFRS.

Share-based payments — This exemption permits the first-time adopter to not apply IFRS 2, Share-based Payments (“IFRS 2”) to equity instruments that vested before the date of transition or any unvested equity instruments that were granted prior to November 7, 2002. Coastal has elected not to apply IFRS 2 to awards that vested prior to November 1, 2010. The adjustment to equity arising from the application of IFRS 2 to awards not vested as at the date of transition is described in Note 15(a) below.

Leases — IFRS provides the option to apply the transitional provisions in IFRIC 4 ‘Determining whether an Arrangement contains a Lease’. Coastal may determine whether an arrangement existing at the Transition Date contains a lease on the basis of facts and circumstances existing at that date. Coastal has applied this exemption when retrospectively applying IAS 17, Leases.

Cumulative translation differences - IAS 21, The Effects of Changes in Foreign Exchange Rates requires an entity to recognise some translation differences in other comprehensive income and accumulate these in a separate component of equity. However, Coastal can elect under IFRS 1 to deem the cumulative translation differences for all foreign operations to be zero at the date of transition to IFRS. Coastal has elected to apply the exemption and has deemed all cumulative translation differences to be zero at Transition Date.

IFRS 1 also outlines specific guidelines that a first-time adopter must adhere to under certain circumstances.  In accordance with IFRS 1, an entity’s estimates under IFRS at the date of transition must be consistent with the estimates made for the same date under previous GAAP, unless there is new objective evidence that the estimates were in error.  Coastal’s IFRS estimates as of November 1, 2010, July 31, 2011 and October 31, 2011 are consistent with its CGAAP estimates for the same dates.

COASTAL CONTACTS INC.

NOTES TO THE AMENDED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (unaudited)

Three and nine months ended July 31, 2012 and 2011

(Tabular amounts expressed in thousands of Canadian Dollars, unless otherwise noted)

15. TRANSITION TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (Continued)

Reconciliation of equity and comprehensive earnings as previously reported under CGAAP to IFRS

IFRS 1 requires an entity to provide a reconciliation of equity, loss and comprehensive earnings (loss) for comparative periods reported under previous GAAP.  The following tables and notes provide such reconciliation and provide details on the impact of adoption of IFRS on amounts previously reported by Coastal under CGAAP.

Consolidated statements of financial position

		CGAAP	Effect of Transition to IFRS	IFRS	CGAAP	Effect of Transition to IFRS	IFRS	CGAAP	Effect of Transition to IFRS	IFRS
	Note	November 1, 2010			October 31, 2011			July 31, 2011

ASSETS
Current Assets
Cash and cash equivalents		18,266	—	18,266	16,864	—	16,864	14,207	—	14,207
Trade and other receivables		9,070	—	9,070	6,013	—	6,013	8,374	—	8,374
Inventory		17,536	—	17,536	26,228	—	26,228	22,783	—	22,783
Prepaid expenses		3,109	—	3,109	3,125	—	3,125	3,848	—	3,848
Income taxes recoverable		—	—		79	—	79	751	—	751
Total current assets		47,981	—	47,981	52,309	—	52,309	49,963	—	49,963
Non-current assets
Deferred tax asset		97	—	97	97	—	97	95	—	95
Property, equipment and leasehold improvements		4,160	—	4,160	8,960	—	8,960	9,074	—	9,074
Intangible assets		10,306	—	10,306	10,882	—	10,882	10,738	—	10,738
Goodwill		7,715	—	7,715	8,518	—	8,518	7,706	—	7,706
Total non-current assets		22,278	—	22,278	28,457	—	28,457	27,613	—	27,613
Total assets		70,259	—	70,259	80,766	—	80,766	77,576	—	77,576

LIABILITIES AND EQUITY
Current liabilities
Trade and other payables		26,348	—	26,348	36,098	—	36,098	33,663	—	33,663
Provisions		664	—	664	1,057	—	1,057	826	—	826
Income taxes payable		44	—	44	—	—	—	—	—	—
Finance lease obligation		811	—	811	2,646	—	2,646	944	—	944
Other current liabilities		88	—	88	280	—	280	254	—	254
Total current liabilities		27,955	—	27,955	40,081	—	40,081	35,687	—	35,687
Non-current liabilities
Other long-term liabilities		425	—	425	859	—	859	600	—	600
Finance lease obligation		2,508	—	2,508	1,911	—	1,911	3,844	—	3,844
Long-term debt		—	—	—	1,500	—	1,500	1,500	—	1,500
Deferred tax liability		3,359	—	3,359	3,306	—	3,306	3,284	—	3,284
Total non-current liabilities		6,292	—	6,292	7,576	—	7,576	9,228	—	9,228
Total liabilities		34,247	—	34,247	47,657	—	47,657	44,915	—	44,915

Equity
Share capital
Authorized:
Unlimited common shares without par value
Unlimited Class A preferred shares without par value
Issued and outstanding:
27,839,236 common shares		39,176	—	39,176	40,667	—	40,667	39,817	—	39,817
Share-based payments reserve	a	2,663	(53)	2,610	3,208	(274)	2,934	3,150	(221)	2,929
Accumulated other comprehensive income	a, b	(3,783)	3,783	—	(3,411)	3,783	372	(3,908)	3,783	(125)
Deficit	c	(2,044)	(3,730)	(5,774)	(7,355)	(3,509)	(10,864)	(6,398)	(3,562)	(9,960)
Total Equity		36,012	—	36,012	33,109	—	33,109	32,661	—	32,661
TOTAL LIABILITIES AND EQUITY		70,259	—	70,259	80,766	—	80,766	77,576	—	77,576

COASTAL CONTACTS INC.

NOTES TO THE AMENDED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (unaudited)

Three and nine months ended July 31, 2012 and 2011

(Tabular amounts expressed in thousands of Canadian Dollars, unless otherwise noted)

15. TRANSITION TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (Continued)

Consolidated statements of comprehensive earnings (loss)

		CGAAP	Effect of Transition to IFRS	IFRS	CGAAP	Effect of Transition to IFRS	IFRS	CGAAP	Effect of Transition to IFRS	IFRS
	Note	Three Months Ended July 31, 2011			Nine Months Ended July 31, 2011			Year Ended October 31, 2011

Sales		$49,589	$—	$49,589	$134,036	$—	$134,036	$184,097	$—	$184,097
Cost of sales	a, d	34,481	(5,999)	28,482	93,730	(16,439)	77,291	129,395	(22,335)	107,060
Gross profit		15,108	5,999	21,107	40,306	16,439	56,745	54,702	22,335	77,037

Fulfillment	a, d	—	4,666	4,666	—	13,066	13,066	—	17,522	17,522
Advertising	d	8,163	(8,163)	—	19,653	(19,653)	—	26,636	(26,636)	—
Selling and marketing	a, d	—	12,582	12,582	—	31,978	31,978	—	43,645	43,645
Selling, general and administration	d	7,320	(7,320)	—	22,104	(22,104)	—	29,056	(29,056)	—
General and administration	a, d	—	5,221	5,221	—	15,757	15,757	—	20,505	20,505
Amortization	d	747	(747)	—	2,006	(2,006)	—	2,825	(2,825)	—
Share-based compensation	d	310	(310)	—	768	(768)	—	1,044	(1,044)	—
Interest expense	d	75	(75)	—	210	(210)	—	275	(275)	—
Foreign exchange (gains) loss	d	(336)	336	—	(330)	330	—	(151)	151	—
Results from operating activities		(1,171)	(191)	(1,362)	(4,105)	49	(4,056)	(4,983)	348	(4,635)

Financing costs	d	—	(261)	(261)	—	(119)	(119)	—	127	127
Earnings (loss) before income taxes		(1,171)	70	(1,101)	(4,105)	168	(3,937)	(4,983)	221	(4,762)
Income tax expense - current		406	—	406	643	—	643	30	—	30
Income tax recovery - deferred		(22)	—	(22)	(781)	—	(781)	(89)	—	(89)
Net income tax expense (recovery)		384	—	384	(138)	—	(138)	(59)	—	(59)

Net earnings (loss) for the period		(1,555)	70	(1,485)	(3,967)	168	(3,799)	(4,924)	221	(4,703)

Other comprehensive loss
Currency translation differences		(624)	—	(624)	(125)	—	(125)	372	—	372
Total comprehensive earnings (loss) for the period		(2,179)	70	(2,109)	(4,092)	168	(3,924)	(4,552)	221	(4,331)

Deficit, beginning of period		(4,843)	(3,632)	(8,475)	(2,044)	(3,730)	(5,774)	(2,044)	(3,730)	(5,774)
Premium on purchase of common shares for cancellation		—	—	—	(387)	—	(387)	(387)	—	(387)
Deficit, end of period		$(6,398)	$(3,562)	$(9,960)	$(6,398)	$(3,562)	$(9,960)	$(7,355)	$(3,509)	$(10,864)

Cash Flows

The adoption of IFRS has had no impact on the net cash flows of Coastal.  The presentation of the cash flow statement in accordance with IFRS differs from the presentation of cash flow statement in accordance with CGAAP. The changes made to the consolidated statements of financial position and consolidated statements of comprehensive loss have resulted in the reclassification of amounts on the consolidated statements of cash flows. Cash flows relating to interest and income tax are separately presented within the relevant cash flow categories. Under CGAAP these amounts were previously excluded from the reconciliation of changes in net cash flows and instead disclosed as part of the notes to the consolidated financial statements. These amounts have been included in the reconciliation of ‘cash flows from financing activities’ within the consolidated statement of cash flows under IFRS.

COASTAL CONTACTS INC.

NOTES TO THE AMENDED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (unaudited)

Three and nine months ended July 31, 2012 and 2011

(Tabular amounts expressed in thousands of Canadian Dollars, unless otherwise noted)

15. TRANSITION TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (Continued)

Notes to the reconciliation of equity and comprehensive earnings (loss) as previously reported under CGAAP to IFRS

a)              Re-measurement of unvested options

As allowed by CGAAP, Coastal made a single fair value estimate for all tranches included in a given grant of share purchase options and recognized share-based payments expensed over the vesting pattern of a grant taken as a whole and recognized the impact of actual forfeitures as they occurred.  Under IFRS 2, Share-based Payment, individual tranches of an equity issuance are to be treated as separate grants, measured at their respective fair value and recognized in expense over their respective vesting pattern. Forfeitures have to be estimated and incorporated in measurement of fair value of share-based awards at the time that equity instruments were granted.  This has resulted in differences in the amount of share-based payments expense that is recognized under IFRS with corresponding adjustments to share-based payment reserve.

b)              Reclassification of foreign currency translation reserve

On transition to IFRS, Coastal has chosen to apply the election in IFRS 1 regarding IAS 21, The Effects of Changes in Foreign Exchange Rates for the foreign currency translation reserve that existed at the date of transition to IFRS.  This eliminates the foreign currency translation reserve and adjusts the deficit by the same amount at the Transition Date.

c)              Adjustments impacting deficit

	November 1, 2010	July 31, 2011	October 31, 2011
Deficit
Re-measurement of unvested share options	$53	$168	$221
Reclassification of foreign currency translation reserve from other comprehensive earnings to deficit	(3,783)
	$(3,730)	$168	$221

The above changes (increased) decreased the accumulated deficit of Coastal.

d)              Financial statement presentation

Certain account balances in the consolidated statements of financial position and comprehensive earnings (loss) have been reclassified to conform with IFRS requirements. The reclassifications include the presentation of certain account balances as separate line items and renaming certain account balances to conform with IFRS terminology. In addition, under IFRS, the Coastal has elected to present the consolidated statement of comprehensive earnings (loss) on a functional classification basis and has reclassified the expenses accordingly.